UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 8, 2023
(Date of earliest event reported)

NORHART INVEST LLC
(Exact name of issuer as specified in its charter)

Minnesota	92-196059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1081 4th St SW, Suite 400
Forest Lake, MN 55025
(Full mailing address of principal executive offices)

(651) 689-4830
(Issuer’s telephone number, including area code)

ITEM 1. FUNDAMENTAL CHANGES

On December 8, 2023 (the “Closing Date”), Norhart Invest LLC, a Minnesota limited liability company (the “Company”), agreed to contribute $1,050,000 to Gateway Green Townhomes LLC, a Minnesota limited liability company (“Gateway Green Townhomes”) in exchange for one hundred percent (100%) of the preferred units of membership interest in Gateway Green Townhomes (the “Preferred Units”). Effective as of the Closing Date, the Company entered into that certain Operating Agreement of Gateway Green Townhomes (the “Operating Agreement”), dated as of December 8, 2023, by and among the Company, and Norhart Properties LLC, a Minnesota limited liability company (“Norhart Properties”). Norhart Properties is an affiliate of the Company and the holder of one hundred percent of the common units of membership interest in Gateway Green Townhomes (the “Common Units” and Norhart Properties in its capacity as holder of the Common Units, the “Common Member”). Norhart Properties is also the sole initial manager of Gateway Green Townhomes (in such capacity, the “Manager”). The Operating Agreement sets forth the rights and obligations of Gateway Green Townhomes’ members and Manager with respect to the ownership and operation of Gateway Green Townhomes.

Gateway Green Townhomes was formed for the sole purpose of acquiring, operating, and ultimately disposing of certain real property and improvements thereon, comprised primarily of a community of townhomes, located at 22258 Lilac Ct Forest Lake, MN 55025 (the “Real Estate”). Effective as of the Closing Date, Norhart Properties contributed the Real Estate to Gateway Green Townhomes and received in consideration of such contribution the Common Units. Gateway Green Townhomes also assumed the existing senior mortgage loan currently in place with respect to the Real Estate (the “Senior Loan”).

The terms of the Operating Agreement provide that the dollar amount of capital contributed from time to time by the Company, in its capacity as a holder of Preferred Units, to Gateway Green Townhomes, to the extent such capital has not been returned in accordance with the Operating Agreement, will accrue, from the time of contribution of such capital until the return of such capital, a return rate equal to thirteen percent (13%) per annum, compounded annually (the “Preferred Return”). Of the aggregate Preferred Return, seven percent (7%) is designated as “Current Pay Preferred Return,” which is intended to be paid on a monthly basis and which must in any event be distributed in full before any distributions may be made by to the Common Member. The remaining portion of the Preferred Return is expected to accrue and remain unpaid until the earlier of (i) the occurrence of a “capital event,” as determined by the Manager in its sole discretion, or (ii) April 20, 2030, which is designated under the Operating Agreement as the “Target Redemption Date” of the Preferred Units.

Upon distribution to the Company of an aggregate dollar amount equal to the sum of the Company’s aggregate funded capital contributions to Gateway Green Townhomes plus all accrued and undistributed Preferred Return, the Preferred Units will be deemed to be redeemed and the Company will have no further interest as a holder of Preferred Units in Gateway Green Townhomes. Gateway Green Townhomes intends to redeem all Preferred Units from the Company on or prior to the Target Redemption Date. In the event any Preferred Units remain unredeemed after the Target Redemption Date, Gateway Green Townhomes will thereafter be required to distribute all accrued and undistributed Preferred Return and all contributed and unreturned capital to the Company before any distributions may be made to the Common Member. In addition, Gateway Green Townhomes will be required to distribute the proceeds of any capital event (after paying off debts and liabilities, and after setting up reserves which may be reasonably necessary for contingent, unmatured or unforeseen liabilities or obligations) to the members of Gateway Green Townhomes as follows: (i) first, to the Preferred Unit holder, until all accrued Preferred Return has been distributed; (ii) second, to the Preferred Unit holder, until all contributed and unreturned capital has been distributed; and (iii) third, to pay the Common Member.

Generally, the Operating Agreement vests decision-making control and management of Gateway Green Townhomes solely in the Manager, and the Preferred Units are generally passive, non-voting membership interests in Gateway Green Townhomes. Notwithstanding the foregoing, however, the Company maintains substantial control over decision-making and management of Gateway Green Townhomes and the Real Estate through specific consent rights granted to the Company in the Operating Agreement (the “Consent Rights”). As a result of the Consent Rights, the Manager may not cause Gateway Green Townhomes to take certain actions without first obtaining the consent of the Company. The list of actions subject to the Company’s Consent Rights is set forth in Section 6.5 of the Operating Agreements and includes, but is not limited to, (i) engaging in business other than owning and operating the Real Estate, (ii) acquiring or owning a material asset other than the Real Estate and incidental personal property, (iii) selling the Real Estate and/or otherwise triggering the disposition of the Real Estate or any portion thereof, except as provided for in the Operating Agreement and/or the Senior Loan, (iv) granting a lien or encumbrance on the Real Estate, except as required by the Senior Loan, (v) making any material change in the design or strategy of the Real Estate which deviates from the initial plans and specifications, and (vi) forming any subsidiary of Gateway Green Townhomes.

Pursuant to the Operating Agreement, the Common Member has pledged to the Company a first priority lien on and security interest in and to all of the Common Units and/or other ownership interests of the Common Member in Gateway Green Townhomes, and all rights in and to each, held by the Common Member (the “Pledge”). The Pledge has been provided for the full and punctual payment and performance of Gateway Green Townhomes and the Manager of their respective obligations under the Operating Agreement and the Senior Loan.

The Company may remove the Manager as the manager of Gateway Green Townhomes in the following situations: (i) the occurrence of an act or omission which constitutes a default by Gateway Green Townhomes under the Senior Loan, (ii) embezzlement or other act of dishonesty by the Manager with respect to Gateway Green Townhomes’ business, (iii) the gross negligence, willful misconduct or bad faith of the Manager, and (iv) a breach of any material provision of the Operating Agreement by the Manager. Following such removal, if applicable, the Company may take any action it deems necessary to cure any defaults under the Senior Loan. In addition, following such removal, the Company will also have the right to foreclose on the Common Units pursuant to the Pledge, and, as a result, through its ownership of all Preferred Units and the Common Units, become the effective owner of the Real Estate.

The foregoing description of the Operating Agreement is a summary and is qualified in its entirety by the full terms of the Operating Agreement, which is filed as Exhibit No. 6.1 to this Current Report on Form 1-U (this “Form 1-U”) and incorporated by reference into this Item 1.

Forward Looking Statements

This Form 1-U includes forward looking statements, which may be identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” or the negative of such terms, or other comparable terminology. Forward looking statements are statements that are not historical facts. Such forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward looking statements contained herein. The forward looking statements in this Form 1-U constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including, but not limited to, the risks and uncertainties and other factors discussed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation to publicly update any forward looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
6.1	Operating Agreement of Gateway Green Townhomes LLC, dated as of December 8, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORHART INVEST LLC

By:	/s/ Michael S. Kaeding
Name:	Michael S. Kaeding
Its:	Chief Executive Officer

Date: December 14, 2023

4